Exhibit 1

Stock Symbol:	AEM (NYSE and TSX) For
further information:
David Smith; VP, Investor
Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE DECLARES 27TH CONSECUTIVE ANNUAL CASH DIVIDEND;

GOLD PRODUCTION GROWTH SET TO ACCELERATE

Toronto (December 11, 2008) – Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) is pleased to announce that its Board of Directors has approved the payment of a cash dividend of $0.18 per common share, maintaining the dividend paid in March 2008.  The dividend will be paid on March 27, 2009 to shareholders of record as of March 13, 2009.  Agnico-Eagle has now declared a dividend to its shareholders for 27 consecutive years.

“Agnico-Eagle enters 2009 with a strengthened balance sheet and the expectation that over the next 15 months we will complete the construction of three more gold mines.  We also anticipate further increases in gold reserves and resources in 2009 as we continue with an extensive exploration program on our large gold deposits”, said Sean Boyd, Vice Chairman and CEO.  “We also look forward to providing the results of our ongoing studies on four internal production growth opportunities that give the potential to enhance our superior growth beyond 2010” added Mr. Boyd.

Highlights of this corporate update include:

•                  2009 dividend stable at $0.18 per share

•                  Goldex ramp up nearly complete with daily tonnage averaging 6,250 tonnes in November

•                  Annual payable gold production(1) forecasted to double in 2009 and double again to approximately 1.2 million ounces in 2010

(1) Payable gold production means the quantity of a mineral produced during a period contained in products that are sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

with total cash cost per ounce(2) expected to be less than $300 in 2010

•                  Steady state gold production expected to average more than 1.2 million ounces from 2010 to 2018 with total cash operating costs expected to be approximately $320 per ounce

•                  Exploration upside intact with approximately $54 million of exploration expenditures budgeted in 2009 (of which approximately $32 million is expected to be expensed and $22 million capitalized)

Low Cost Gold Production Growth Ramping Up

The Company today is announcing its production and cost guidance for 2009.  In 2009, payable gold production is expected to total approximately 590,000 ounces, up approximately 100% from the projected level in 2008 as the Company’s fourth and fifth gold mines are anticipated to be commissioned during 2009.  Total cash costs per ounce are expected to average approximately $325, as the Kittila Mine continues to ramp up to commercial production rates and the Lapa Mine and the Pinos Altos Mine begin production.

With the planned startup of the Lapa Mine in the middle of 2009 and the planned startup of the Pinos Altos Mine in the second half of 2009, Agnico-Eagle is moving steadily towards expected growth in gold production to more than 1.2 million ounces per year over the period of 2010 through 2018 with total cash costs estimated to be approximately $325 per ounce.

Estimated Payable Gold Production (000’s ounces)	2009	2010	2011	2012	2013- 2018 Avg.

LaRonde	203	193	190	215	382
Meadowbank	––	301	359	460	317
Goldex	165	166	166	166	155
Lapa	55	149	150	135	104
Kittila	125	155	167	171	159
Pinos Altos	42	233	224	209	153
Total	590	1,197	1,256	1,356	1,270

(2) Total cash costs per ounce is a non-GAAP measure.  For reconciliation of historical total cash costs per ounce to production costs, as reported in the Company’s historical financial statements, please see the Company’s financial statements and 20-F, as filed.

Estimated Total Cash Costs Per Ounce ($)*	2009	2010	2011	2012	2013- 2018 Avg.

LaRonde	295	365	391	402	298
Meadowbank	—	290	347	271	414
Goldex	311	289	288	282	252
Lapa	438	284	279	308	331
Kittila	333	355	358	333	357
Pinos Altos	354	160	189	211	285
Weighted Average	325	284	311	296	330

*Total cash costs per ounce for all years were calculated using the following metals prices and exchange rates (royalties included where applicable):

		Effect on Total Cash Cost Per Ounce of 10% Change in Base Case Assumptions ($/oz)
Base Case Assumptions		2009	2010	2011	2012	2013-2018 average
Silver ($/oz)	10.00	8	6	6	5	3
Zinc ($/tonne)	1,200	14	5	5	4	0
Copper ($/tonne)	3,700	4	1	2	2	1
C$/US$	1.22	35	22	26	24	22
US$/Euro	1.28	7	4	3	3	4

Capital Projects Well Funded

Agnico-Eagle’s well-positioned gold growth program remains well funded, in spite of a sharp downturn in the pricing of byproducts metals.  The Company’s proforma cash balance at September 30, 2008 is approximately $440 million.  This includes proceeds from the flow through and common equity issuances in November and December, 2008.  Additionally, the Company had approximately $250 million available under its credit facilities.

Project capital expenditures are expected to total approximately $432 million in 2009, dropping to approximately $146 million in 2010 as the new mines are completed.  Over this period, the Company expects to generate internal cash flow from the sale of approximately 1.9 million ounces of gold and the associated byproduct metals.

The following link may be pasted into a web browser for more detailed information on the capital expenditures by project, by year.

http://www.agnico–eagle.com/files/EstimatedCapitalExpenditures_Dec08.pdf

LaRonde To Continue To Provide Strong Foundation

At the 100% owned LaRonde Mine in northwestern Quebec, construction commenced in the second quarter of 2006 on the new infrastructure to access the deep ore (the LaRonde Extension).

Proven and probable reserves of 5.0 million ounces (34.9 million tonnes grading 4.4 grams per tonne) are expected to support a mine life through 2022.  Please see the table titled “Detailed Mineral Reserve and Resource Data” later in this press release for further detail.

In 2009, payable gold production at LaRonde is expected to decline to approximately 203,000 ounces, as gold grades are scheduled to decline until 2012 when the deeper ore of the LaRonde Extension is accessed.  Minesite costs per tonne(3) at LaRonde are expected to increase slightly to approximately C$72 per tonne, from the expected level of C$68 per tonne in 2008, due to general cost escalation in the mining industry.  Total cash costs at LaRonde are expected to be approximately $295 per ounce reflecting the assumption of significantly lower zinc prices going forward. (3) Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the Company’s historical financial statements, please see the Company’s financial statements and 20-F, as filed.

Over the 2009 to 2018 period total cash costs are expected to average $315 per ounce, with average gold production of 310,000 ounces annually.  The following link presents more detailed data on the LaRonde Mine, including projections of tonnes, grades, mill recoveries, payable metal production and local currency minesite cost per tonne.

http://www.agnico–eagle.com/files/LaRondeOperationsForecast_Dec08.pdf

Goldex Operating Near Design Rates

At the 100% owned Goldex Mine in northwestern Quebec, proven and probable reserves are 1.6 million ounces of gold (23.1 million tonnes grading 2.2 grams per tonne).

The Goldex Mine achieved commercial production on August 1, 2008 and is operating at close to design rates.  During November 2008, the mill averaged throughput of approximately 6,250 tonnes per day (design rate 6,900 tonnes per day), while the milled grade was approximately 2.1 grams per tonne, in line with the grades predicted in the reserve model.

The mine is anticipated to produce approximately 165,000 ounces of gold in 2009 at estimated total cash costs per ounce of approximately $311.  This compares favourably with the costs expected for 2008 as the mine was commissioning and ramping up to design rates during the year.  Over the period of 2009 to 2017, total cash costs are estimated to average approximately $270 per ounce with average gold production of approximately 160,000 ounces annually.

(3) Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the Company’s historical financial statements, please see the Company’s financial statements and 20-F, as filed.

http://www.agnico–eagle.com/files/GoldexOperationsForecast_Dec08.pdf

A scoping study is underway to examine the possibility of increasing the production rate approximately 15% from the currently planned 6,900 tonnes per day to approximately 8,000 tonnes per day.  Accelerated underground development is required before the underground production could support this increased rate on a sustainable basis.  The results of this study are expected to be published in the second quarter of 2009.

Kittila Mine Now Being Commissioned

Construction commenced at the 100% owned Kittila Mine in northern Finland in the second quarter of 2006.  Kittila has probable gold reserves of 3.0 million ounces (18.2 million tonnes grading 5.1 grams per tonne).

The Kittila Mine is now operating.  Oxidized sulfides from the autoclave have been introduced into the leaching circuit with the first gold pour expected imminently.  Kittila is expected to achieve commercial production in the first quarter of 2009.  The mine is anticipated to produce approximately 125,000 ounces of gold in 2009 at estimated total cash costs per ounce of approximately $333.  The 2009 production forecast includes a contingency for an extended commissioning period of three months.  Over the period of 2009 to 2018, total cash costs are estimated to be approximately $350 per ounce with anticipated average gold production of approximately 160,000 ounces annually.

http://www.agnico–eagle.com/files/KittilaOperationsForecast_Dec08.pdf

A scoping study is underway which is contemplating a significantly higher production rate at Kittila.  This would require an expansion of the mill and accessing the deeper ore via a mine shaft.  The results of the study are expected to be published in the fourth quarter of 2009.

Lapa On Track for Mid-2009 Production

At the 100% owned Lapa Mine project in northwestern Quebec, the final phase of construction commenced in the second quarter of 2006.  Lapa has proven and probable gold reserves of 1.1 million ounces (3.8 million tonnes grading 8.9 grams per tonne).

The Lapa project, located just 11 kilometres east of LaRonde in northwestern Quebec, is anticipated to begin production by mid-year 2009.  Gold production during 2009 is expected to be approximately 55,000 ounces at estimated total cash costs per ounce of approximately $438.  The 2009 production forecast includes a contingency for an extended commissioning period of three months.  The mine is expected to produce an average of

115,000 ounces of gold per year over the period 2009 to 2015 with average total cash costs of $315 per ounce.

http://www.agnico–eagle.com/files/LapaOperationsForecast_Dec08.pdf

Pinos Altos Construction Well Underway

At the 100% owned Pinos Altos Mine project, located in the state of Chihuahua in northern Mexico,  the property has probable gold reserves of 2.5 million ounces (24.7 million tonnes grading 3.2 grams per tonne).  Additionally, the property contains a large silver reserve of over 73.1 million ounces (from the same 24.7 million tonnes grading 92.2 grams per tonne).  The project was approved for construction in August 2007.

The Pinos Altos project is scheduled to begin production in the second half of 2009.  Construction is proceeding as planned with ore now being stockpiled from the Santo Nino open pit.  Gold production in 2009 is expected to be approximately 42,000 ounces at estimated total cash costs per ounce of approximately $354.  The 2009 production forecast includes a contingency for an extended commissioning period of three months.  Over the period of 2009 to 2018, the mine is expected to produce an average of 165,000 ounces of gold per year.  Total cash costs are estimated to average $245 per ounce over these years.

http://www.agnico–eagle.com/files/PinosAltosOperationsForecast_Dec08.pdf

New Creston/Mascota Gold Zone Continues To Develop On Pinos Altos Property

Approximately seven kilometres to the northeast of Pinos Altos’ Santo Nino zone is the new Creston/Mascota zone.  Drilling began on this shallow deposit in 2007 and an initial resource estimate of approximately 400,000 ounces was released in February 2008.

A scoping study is underway on the possibility of putting this new gold zone into production as a stand alone heap leach operation.  The results of the study are expected in the second quarter of 2009.

Meadowbank Start Up Anticipated In The First Quarter Of 2010

Agnico-Eagle’s 100% owned Meadowbank Mine project in Nunavut has probable gold reserves of 3.4 million ounces (28.6 million tonnes grading 3.7 grams per tonne).  With a large additional gold resource, the project remains open for expansion.  Initial gold production is anticipated in the first quarter 2010.

At the Meadowbank project, construction of the mine is well underway and is serviced by a 110 kilometre all season road to the site from the Baker Lake port.  All major buildings have been erected and enclosed, facilitating winter construction.  The mine is expected to produce an average of 335,000 ounces of gold per year from 2010 to 2018.  Total cash costs are expected to average $370 per ounce over these years.  The 2010 production forecast includes a contingency for an extended commissioning period of three months.

http://www.agnico–eagle.com/files/MeadowbankOperationsForecast_Dec08.pdf

A scoping study is underway to consider an increase to the proposed production rate at Meadowbank from 8,500 tonnes per day to approximately 10,000 tonnes per day.  This additional production would come initially from accelerated development of the Goose Island and Portage open pits and potentially from underground on the southern end of the deposit via ramp access.  The study is expected to be finalized in the third quarter of 2009.

Shareholders Can Reinvest Dividends In Shares At A Discount

Under the Company’s Dividend Reinvestment Plan, shareholders have the opportunity to reinvest their dividends, commission-free, in shares of Agnico-Eagle, at 95% of the Average Market Price, as calculated under the Plan.  Individual shareholders can purchase up to $20,000 worth of the Company’s shares, commission-free, at the same price.  Shareholders can obtain details of the Plan from the Company or via the internet by copying the following link into a browser.

http://www.agnico–eagle.com/files/DividendReinvestmentPlan.pdf

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and Finland and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde Mine is Canada’s largest gold deposit in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has declared a cash dividend for 27 consecutive years.

Detailed Mineral Reserve and Resource Data

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Au (000’s oz.)	Tonnes (000’s)
Proven Mineral Reserve
Goldex	2.23				18	250
Lapa	10.65				1	2.8
LaRonde	2.77	73.80	0.33	3.81	416	4,672
Subtotal Proven Mineral Reserve	2.75				435	4,924

Probable Mineral Reserve
Goldex	2.20				1,616	22,849
Kittila	5.12				2,996	18,205
Lapa	8.86				1,070	3,756
LaRonde	4.67	34.61	0.30	1.67	4,542	30,225
Meadowbank	3.72				3,426	28,630
Pinos Altos	3.21	92.21			2,547	24,657
Subtotal Probable Mineral Reserve	3.93				16,197	128,321
Total Proven and Probable Mineral Reserves	3.88				16,632	133,245

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes (000’s)
Indicated Mineral Resource
Bousquet	5.63				1,704
Ellison	5.68				415
Goldex	2.75				304
Kittila	3.03				5,416
Lapa	4.48				865
LaRonde	2.14	25.33	0.14	1.70	5,643
Meadowbank	2.26				15,213
Pinos Altos	1.36	49.88			6,182
Total Indicated Resource	2.46				35,742

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes (000’s)
Inferred Mineral Resource
Bousquet	7.45				1,667
Ellison	5.81				786
Goldex	2.35				11,889
Kittila	4.34				15,736
Lapa	8.96				759
LaRonde	6.26	22.65	0.47	1.07	4,723
Meadowbank	3.49				3,434
Pinos Altos	1.44	24.08			12,237
Total Inferred Resource	3.50				51,231

Tonnage amounts and contained metal amounts presented in the tables in this news release have been rounded to the nearest thousand.  Reserves are not a sub-set of resources.

Forward-Looking Statements

The information in this press release has been prepared as at December 11, 2008. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely” and similar expressions are intended to identify such forward-looking statements.  Such statements include without limitation: the Company’s estimates of production, including estimated ore grades, metal production, mine start-up dates, life of mine horizons, forecast total cash costs and minesite costs, sensitivities of total cash costs per ounce and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; sufficiency of capital; the Company’s cash position and other statements and information regarding anticipated trends with respect to the Company’s operations and exploration. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle’s development projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its development plans relating to such projects; that the exchange rate between the Canadian dollar, European Union Euro, Mexican peso and the United  States dollar will be approximately consistent with current levels or as set out in this press release or the Company’s Form 20-F referred to below; prices for gold, silver, zinc and copper will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that production meets expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of ongoing development projects; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in equipment delivery and installation, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Company’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2007, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure and actual results and final decisions may be materially different from those currently anticipated.

Notes To Investors Regarding The Use Of Resources

Cautionary Note To Investors Concerning Estimates Of Measured And Indicated Resources.

This press release may use the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note To Investors Concerning Estimates Of Inferred Resources.

This press release may also use the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific And Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimate reported by the Company on February 15, 2008 and September 4, 2008 were based on three-year average prices for the period ending December 31, 2007 of $583 per ounce gold, $10.77 per ounce silver, $1.19 per pound zinc, $2.65 per pound copper and C$/US$, US$/Euro, and Mexican Peso/US$ exchange rates of 1.14, 1.29 and 10.91, respectively.  The assumptions used for the mineral reserves and resources estimate for Meadowbank reported in this press release were based on three-year average prices for the period ending September 30, 2008 of $699 per ounce gold and C$/US$ exchange rates of 1.09.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The mineral reserves presented in this disclosure are not a subset of mineral resources.

A Qualified Person, Dyane Duquette P.Geo., Principal Geologist for the Company’s Technical Services Group, Abitibi Regional

Office, was responsible for the mineral reserve and mineral resource estimate at the Goldex Mine. A cut-off of 1.0 g/t was used to determine the mineral resource while a cut-off of 1.4 g/t was used to determine the mining reserves.  Descriptions of the key assumptions, parameters and methods used to estimate the mineral resources and reserves and of any issues which might materially affect the latter may be found in the Technical Report on the Estimation of Mineral Resources and Reserves for the Goldex Extension that was posted on SEDAR on October 27, 2005. The effective date of the estimate is December 31, 2007.

The Kittila mine project mineral resource and mineral reserve estimate was prepared by Jyrki Korteniemi, the Superintendent of Geology for the Kittila Project under the supervision of a Qualified Person, Daniel Doucet, Ing., the Company’s Manager, Geological Services. The effective date is July 31, 2008. The gold grade cut-off used to determine the mineral resources varied between 1.5 and 2.4 g/t for open pit and underground, respectively (except for the resource estimated below 800 metres). The mineral resource estimated below 800 metres depth used a cut-off grade for gold of 3.2 g/t. A mineral reserve cut-off based on gold grade that varied between 2.0 and 3.2 g/t was used for open pit and underground, respectively. The other key parameters, assumptions and methods and other factors that were used to estimate the mineral resources and reserves are found in a Technical Report on the Kittila Mine Project that will be filed on SEDAR in due course. There are no known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues that materially affect the Kittila mineral resources or mineral reserves.

The Qualified Person responsible for the Lapa mineral reserve and mineral resource estimate is Normand Bédard P.Geo., the Superintendent of Geology for the Lapa Mine project. The effective date of the estimate is December 31, 2007.  A cut-off that varied between 3.7 g/t and 4.9 g/t, depending on the resource category, was used to determine the mineral resource while a cut-off of 4.8 g/t was used to determine the mining reserves. A description of the other key assumptions, parameters and methods used to estimate the mineral resources and reserves and any issues which might materially affect the latter may be found in the Technical Report on the Lapa Gold Project that was posted on SEDAR on June 8, 2006.

The Qualified Person responsible for the LaRonde mineral reserve and resource estimate is François Blanchet Ing., Superintendent of Geology for the LaRonde Division. The effective date of the estimate is December 31, 2007. A cut-off that varied between C$51 and C$55 per tonne, depending on the category and area was used to determine the mineral resource while a cut-off that varied between C$61 and C$73 per tonne, depending on the mining area, was used to determine the mining reserves. The other key assumptions, parameters and methods that were used to estimate the mineral resources and reserves are not significantly different as that found in the Technical Report on the LaRonde

Mine that was posted on SEDAR on March 23, 2005. Issues that might materially affect the LaRonde mineral resources and reserves are set out in the same Technical Report.

The Qualified Person responsible for the Meadowbank mineral resource estimate is Daniel Doucet Ing., the Company’s Manager Geological Services.  The Qualified person responsible for the Meadowbank mineral reserve estimate is Bruno Perron, Superintendent of Geology for the Meadowbank Project. The effective date of the estimate is September 30th, 2008. A gold grade cut-off that varied between 0.8 and 1.1 g/t, depending on the area, was used to determine the mineral resource while a cut-off of 1.57 g/t or 1.58 g/t depending on the zone was used to determine the mining reserve. The key assumptions, parameters and methods used to estimate the mineral resources and reserves are reported in the Technical Report on the Meadowbank Project that will be filed on SEDAR in due course. Issues that might materially affect the Meadowbank mineral resources and reserves are set out in the same Technical Report.

The Qualified Person responsible for the Pinos Altos mineral resource and reserve estimate is Daniel Doucet Ing., the Company’s Manager Geological Services. The effective date of the estimate is December 31, 2007. A cut-off that varied between $4.56 and $28.00 per tonne, was used to determine the mineral resource for open pit and underground, respectively. A cut-off that varied between $6.08 and $18.69 per tonne was used to determine heap-leach and milled reserves, respectively while a cut-off of $37.35 per tonne was used to determine the underground mining reserve. Except for these differences in the resource and reserve cut-offs, the other key assumptions, parameters and methods used to estimate the mineral resources are essentially identical to those reported in the Technical Report filed on SEDAR on September 24, 2007. Issues that might materially affect the Pinos Altos mineral resources and reserves are set out in the same Technical Report.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., the Company’s Vice President, Project Development, a “Qualified Person” for the purposes of NI 43-101.

Note Regarding Certain Measures Of Performance

This press release presents measures including “total cash costs per ounce” and “minesite cost per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year over year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.  The Company provides a reconciliation of realized total cash costs per ounce and minesite costs per tonne to the most comparable US GAAP measures in its annual and interim filings with securities regulators in Canada and the United States.  This press release also contains information as to estimated future total cash costs per ounce and minesite cost per tonne for the Company’s projects.  These estimates are based upon the total cash costs per ounce and minesite cost per tonne that the Company expects to incur to mine gold at those projects and, consistent with the reconciliations disclosed by the Company, does not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined.  It is therefore not practicable to reconcile these forward-looking non-US GAAP financial measures to the most comparable US GAAP measure.  A reconciliation of the Company’s total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set out in Note 1 to the financial statements of the Company for the period ended September 30, 2008 filed with the Canadian securities regulators and the SEC.